Tel Aviv, July 26, 2012
Our ref: 14082/1251

VIA EDGAR

Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: R.V.B. Holdings Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 30, 2012
File No. 000-29884

Dear Mr. Gilmore:

On behalf of R.V.B. Holdings Ltd. (the “Company”), we provide the Company’s responses to the comment letter dated July 18, 2012 relating to the above referenced filing.

For your convenience, the comments of the Staff of the Securities and Exchange Commission (the “Staff”) have been restated below in their entirety in bold, with the response to each comment set forth immediately under the respective comment. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the above referenced Annual Report on Form 20-F (the “Annual Report on Form 20-F”). Simultaneously herewith, the Company is filing an amended Annual Report on Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm, page F-2

1. We note that the company’s independent registered public accounting firm provides an audit opinion on the company’s financial statements in accordance with International Financial Reporting Standards (“IFRS”). Please amend your Form 20-F to include a revised the audit opinion that indicates, if true, that the financial statements present fairly in accordance with IFRS “as issued by the International Accounting Standard Board.” Please refer to Item 17(c) of Form 20-F.

In response to the comment, the Company revised the Company’s Annual Report on Form 20-F to include a revised audit opinion of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited (“Deloitte”), the Company’s accounting firm.

2. We also note that the audit report includes the name, but not the signature, of your independent registered public accounting firm. Please confirm that you have an actual signed copy of the report on file. Please also revise to include an audit report with a conformed signature of your independent registered public accounting firm. Please refer to Rule 2-02(a) of Regulation S-X as referenced by Instruction 2 to Item 8.A.2 of Form 20-F.

In response to the comment, the Company confirms that it has an actual signed copy of the audit report on its file. The Company revised its Annual Report on Form 20-F to include an audit report with a conformed signature of Deloitte.

* * * * *

Mr. Patrick Gilmore
Securities and Exchange Commission
July 26, 2012

We would be happy to discuss any questions or comments you might have regarding the responses set forth herein. Please do not hesitate to call the undersigned at +972 (3) 607-4479.

Very Truly Yours, /s/ Shachar Hadar Dr. Shachar Hadar, Adv.

cc: Ofer Naveh, Chief Financial Officer, R.V.B. Holdings Ltd.